UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of Earliest Event Reported)
April 27, 2015

Merchants Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-11595	03-0287342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)
275 Kennedy Drive South Burlington, Vermont	(802) 658-3400	05403
(Address of principal executive offices)	(Registrant’s telephone number, including area code)	(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE: The sole purpose of this filing is to furnish Exhibits 99.3 and 99.4, which were inadvertently omitted from the Company’s current report on Form 8-K filed with the Commission on April 27, 2015 announcing the Company’s proposed acquisition of NUVO Bank & Trust Company.

Item 1.01.	Entry into a Material Definitive Agreement.

On April 27, 2015, Merchants Bancshares, Inc. (“Merchants”), the parent company of Merchants Bank, announced the execution of a definitive Agreement and Plan of Merger (the “Agreement”) with NUVO Bank & Trust Company (“NUVO”), a Massachusetts-chartered commercial bank headquartered in Springfield, Massachusetts, pursuant to which Merchants will acquire NUVO. The transaction will be structured as a merger of NUVO with and into Merchants Bank (the “Merger”).

Subject to the terms and conditions of the Agreement, upon completion of the Merger, NUVO shareholders will be entitled to elect to receive 0.2416 shares of Merchants common stock, $7.15 in cash, or a combination of cash and Merchants common stock, for each share of NUVO common stock outstanding, subject to no more than 517,224 shares of Merchants common stock being issued, representing approximately 75% of the total consideration, with approximately 25% of the total compensation being in cash. Holders of NUVO common stock options will receive a cash payment for the difference between $7.15 and the $5.00 exercise price of the option, while holders of NUVO common stock warrants issued in 2013 may either elect to be cashed out in a similar fashion or purchase an equivalent warrant to receive Merchants stock. Holders of organizers’ warrants will receive an equivalent warrant to acquire Merchants stock. All NUVO restricted stock awards will become fully vested upon completion of the Merger and all shares of restricted stock will have the right to elect to receive the stock or cash consideration on the same basis as the other outstanding shares of NUVO’s common stock.

It is expected that the Merger will be completed during the fourth quarter of 2015. Completion of the Merger is subject to approval by NUVO’s shareholders, receipt of required regulatory approvals and other customary closing conditions.

The directors of NUVO have agreed to vote their shares in favor of the approval of the Merger at the NUVO shareholders’ meeting to be held later this year to consider the proposed transaction. In accordance with the Agreement, Donald R. Chase, Chairman of the Board of Directors of NUVO, will be appointed to the Boards of Directors of Merchants and Merchants Bank. In addition, Merchants has entered into employment agreements with M. Dale Janes, NUVO’s Chief Executive Officer, and Jeffrey S. Sattler, NUVO’s President and Chief Loan Officer.

As noted above, consummation of the Merger is subject to customary closing conditions, including (i) receipt of approval by the shareholders of NUVO, (ii) receipt of required regulatory approvals, (iii) the receipt of tax opinions by Merchants and NUVO to the effect that the Merger will constitute a tax free reorganization under Section 368(a) of the Internal Revenue Code, and (iv) the effectiveness of the registration statement on Form S-4 to be filed by Merchants with the SEC to register the Merchants common stock to be issued in the Merger. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants in all material respects. If the Merger is terminated under certain circumstances, NUVO has agreed to pay Merchants a termination fee of $875,000.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed herewith as Exhibit 2.1 and is hereby incorporated into this Report by reference, and to the related press release dated April 27, 2015, filed herewith as Exhibit 99.1, which is hereby incorporated by reference into this Report. The Agreement contains customary representations and warranties of Merchants and NUVO made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Merchants and NUVO and are not intended to provide factual, business, or financial information about Merchants or NUVO. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or different from what a shareholder might view as material, may have been used for purposes of allocating risk between Merchants and NUVO rather than establishing matters as facts, and may have been qualified by certain disclosures not reflected in the Agreement that were made to the other party in connection with the negotiation of the Agreement and generally were solely for the benefit of the parties to that Agreement.

Additional Information About the Transaction

Neither this Report nor any of its exhibits constitutes an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

The proposed Merger will be submitted to the shareholders of NUVO for their consideration at a special meeting to be held later this year. Merchants will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NUVO for the special meeting, which will also constitute a prospectus of Merchants. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information about the merger and the parties to the transaction. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Merchants with the SEC at the SEC’s website at www.sec.gov. You will also be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Merchants on its website, at www.mbvt.com.

Copies of the proxy statement/prospectus can be obtained without charge, when available, by directing a request to Merchants Bancshares, Inc., 275 Kennedy Drive, P.O. Box 1009, South Burlington, VT 05402, or to NUVO Bank & Trust Company, 1500 Main Street, P.O. Box 15209, Springfield, Massachusetts 01115-5209.

Participants in the Transaction

Merchants Bancshares, Inc., Merchants Bank, NUVO Bank & Trust Company and their respective directors, executive officers and certain other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the shareholders of NUVO in connection with the merger. Information about the directors and executive officers of NUVO and their ownership of NUVO common stock and other securities, and the interests of such participants in the proposed transaction, may be obtained by reading the proxy statement/prospectus when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

This Report and its exhibits contain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and this Cautionary Note is included for purposes of complying with these safe harbor provisions. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date made. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the Agreement in a timely manner or at all; (2) failure of the shareholders of NUVO to approve the Agreement; (3) failure to obtain required regulatory approvals for the merger; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (5) costs or difficulties related to the integration of the business following the merger; (6) changes in general, national or regional economic conditions; (7) the risk that the anticipated benefits and cost savings from the transaction may not be fully realized or may take longer than expected to realize; (8) changes in loan default and charge-off rates; (9) changes in interest rates or credit availability; (10) possible changes in regulation resulting from or relating to the pending financial reform legislation; (11) changes in levels of income and expense in non-interest income and expense related activities; and (12) competition and its effect on pricing, spending, third-party relationships and revenues. The foregoing list should not be construed as exhaustive, and Merchants and NUVO undertake no obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements, please refer to the filings by Merchants Bancshares, Inc. with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2014, which are available on the SEC’s website, at www.sec.gov.

Item 7.01	Regulation FD Disclosure

Merchants Investor Slides

On April 27, 2015, Merchants made available investor slides regarding its proposed acquisition of NUVO. A copy of the slides is furnished herewith as Exhibit 99.2 to this Report. Additionally, the slides are available online for download at the Merchants Bancshares, Inc. Investor Relations page on the Merchants website at www.mbvt.com.

NUVO Communications

Also on April 27, 2015, NUVO distributed a written communication to its employees regarding the proposed Merger. A copy of NUVO’s employee communication is furnished herewith as Exhibit 99.3 to this Report.

NUVO has prepared a letter to its shareholders announcing the proposed Merger. A copy of that letter is furnished herewith as Exhibit 99.4 to this Report.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed with this Report:

Exhibit 2.1 Agreement and Plan of Merger dated as of April 27, 2015, between Merchants Bancshares, Inc. and NUVO Bank & Trust Company* **

Exhibit 99.1 – Press Release dated April 27, 2015, announcing the Company’s proposed acquisition of NUVO Bank & Trust Company **

The following exhibits are furnished with this Report:

Exhibit 99.2 – Slides dated April 27, 2015, regarding the Company’s proposed acquisition of NUVO Bank & Trust Company **

Exhibit 99.3 – Employee Memorandum dated April 27, 2015, distributed to the employees of NUVO Bank & Trust Company ***

Exhibit 99.4 – Letter dated April 28, 2015, addressed to the shareholders of NUVO Bank & Trust Company ***

*	The schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of the Securities and Exchange Commission’s Regulation S-K. The Company will provide a copy of any omitted schedule to the Commission upon request.
**	Previously filed
***	Furnished herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

MERCHANTS BANCSHARES, INC.

	By:	/s/ Thomas J. Meshako
	Name:	Thomas J. Meshako
	Title:	Chief Financial Officer & Treasurer Principal Accounting Officer
Date: April 27, 2015

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 2.1	Agreement and Plan of Merger dated as of April 27, 2015, between Merchants Bancshares, Inc. and NUVO Bank & Trust Company***

Exhibit 99.1	Press Release dated April 27, 2015, announcing the Company’s proposed acquisition of NUVO Bank & Trust Company **

Exhibit 99.2	Slides dated April 27, 2015, regarding the Company’s proposed acquisition of NUVO Bank & Trust Company **

Exhibit 99.3	Employee Memorandum dated April 27, 2015, distributed to the employees of NUVO Bank & Trust Company ***

Exhibit 99.4	Letter dated April 28, 2015, addressed to the shareholders of NUVO Bank & Trust Company ***

*	The schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of the Securities and Exchange Commission’s Regulation S-K. The Company will provide a copy of any omitted schedule to the Commission upon request.
**	Previously filed
***	Furnished herewith